UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FUER INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

35953T109

(CUSIP Number)

Li Zhang

Oriental Agriculture Co., Ltd.

Trade Ever Holdings Limited

Faith Origins Limited

Allied Merit International Investment Inc.

Virtue World Limited

Yuhua Liu

Qiuli Zhao

Shuxian Liu

Heping Gao

Pingfang Han

Guobin Tan

Hailong Cao

Jinquan Shi

Xixian Dong

Houyun Yang

Shunxiang Xun

Xiuli He

Xiaoling Yu

c/o Fuer International, Inc.

Neiwei Road,

Fulaerji District, Qiqihar,

Heilongjiang, China 161041

86-452-6919150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35953T109

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Li Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO1
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,883,331[2]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,883,331[2]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,883,331
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.8%
14	TYPE OF REPORTING PERSON IN

[1]

The shares were acquired in connection with the Share Exchange described below and the reporting person did not pay any cash as consideration. On June 16, 2010, the Company entered into a Share Exchange Agreement with China Golden Holdings, Ltd., a company organized under the laws of the British Virgin Islands (“China Golden”) and all the shareholders of China Golden (the “China Golden Shareholders”), pursuant to which China Golden Shareholders transferred to the Company all of the issued and outstanding common shares of China Golden in exchange for the issuance of common shares of the Company (the “Share Exchange”).

[2]

Includes 7,327,749 shares of Common Stock owned by Mr. Li Zhang through Oriental Agriculture Co., Ltd. and 555,582 shares of Common Stock owned by Ms. Yuhua Liu. Mr. Li Zhang and Ms. Yuhua Liu are husband and wife. Mr. Li Zhang disclaims beneficial ownership of shares held directly by Ms. Yuhua Liu.

CUSIP No. 35953T109

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Oriental Agriculture Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,327,749
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,327,749
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,327,749
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.6%
14	TYPE OF REPORTING PERSON CO

[3]	The shares were acquired in connection with the Share Exchange described in Footnote 1 and the reporting person did not pay any cash as consideration.

CUSIP No. 35953T109

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Trade Ever Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO4
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,269,884
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,269,884
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,269,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON CO

[4]	The shares were acquired in connection with the Share Exchange described in Footnote 1 and the reporting person did not pay any cash as consideration.

CUSIP No. 35953T109

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Faith Origins Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO5
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,243,968
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,243,968
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,243,968
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON CO

[5]	The shares were acquired in connection with the Share Exchange described in Footnote 1 and the reporting person did not pay any cash as consideration.

CUSIP No. 35953T109

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Allied Merit International Investment Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/PF6
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,892,183[7]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,892,183
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,892,183
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON CO

[6]

The 1,018,868 outstanding shares held by Allied were acquired in connection with the Share Exchange described in Footnote 1 and the reporting person did not pay any cash as consideration. The Warrants (as described in Footnote 7) were acquired by Allied on June 17, 2010 using personal funds.

[7]

This number includes 1,018,868 shares and warrants to purchase 873,315 shares that are currently exercisable at the exercise price of $2.58 per share (the “Warrants”). Pursuant to the Contribution Agreement described in Item 6 below, as of the effectiveness of the Merger the Warrants will be automatically cancelled and terminated.

CUSIP No. 35953T109

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Virtue World Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO8
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 763,922
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 763,922
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 763,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON CO

[8]	The shares were acquired in connection with the Share Exchange described in Footnote 1 and the reporting person did not pay any cash as consideration.

CUSIP No. 35953T109

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Yanhua Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO9
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 555,582
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 555,582
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 555,582
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON IN

[9]	The shares were acquired in connection with the Share Exchange described in Footnote 1 and the reporting person did not pay any cash as consideration.

CUSIP No. 35953T109

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Qiuli Zhao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO10
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

[10]	The shares were acquired in connection with the Share Exchange described in Footnote 1 and the reporting person did not pay any cash as consideration.

CUSIP No. 35953T109

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Shuxian Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO11
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

[11]	The shares were acquired in connection with the Share Exchange described in Footnote 1 and the reporting person did not pay any cash as consideration.

CUSIP No. 35953T109

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Heping Gao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO12
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

[12]	The shares were acquired in connection with the Share Exchange described in Footnote 1 and the reporting person did not pay any cash as consideration.

CUSIP No. 35953T109

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pingfang Han
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO13
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

[13]	The shares were acquired in connection with the Share Exchange described in Footnote 1 and the reporting person did not pay any cash as consideration.

CUSIP No. 35953T109

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Guobin Tan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO14
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

[14]	The shares were acquired in connection with the Share Exchange described in Footnote 1 and the reporting person did not pay any cash as consideration.

CUSIP No. 35953T109

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Hailong Cao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO15
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,149
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,149
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,149
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

[15]	The shares were acquired in connection with the Share Exchange described in Footnote 1 and the reporting person did not pay any cash as consideration.

CUSIP No. 35953T109

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Jinquan Shi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO16
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

[16]	The shares were acquired in connection with the Share Exchange described in Footnote 1 and the reporting person did not pay any cash as consideration.

CUSIP No. 35953T109

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Xixian Dong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO17
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,074
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 60,074
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,074
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON IN

[17]	The shares were acquired in connection with the Share Exchange described in Footnote 1 and the reporting person did not pay any cash as consideration.

CUSIP No. 35953T109

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Houyun Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO18
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,063
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 54,063
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,063
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

[18]	The shares were acquired in connection with the Share Exchange described in Footnote 1 and the reporting person did not pay any cash as consideration.

CUSIP No. 35953T109

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Shunxiang Xun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO19
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

[19]	The shares were acquired in connection with the Share Exchange described in Footnote 1 and the reporting person did not pay any cash as consideration.

CUSIP No. 35953T109

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Xiuli He
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO20
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

[20]	The shares were acquired in connection with the Share Exchange described in Footnote 1 and the reporting person did not pay any cash as consideration.

CUSIP No. 35953T109

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Xiaoling Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO21
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON IN

[21]	The shares were acquired in connection with the Share Exchange described in Footnote 1 and the reporting person did not pay any cash as consideration.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Fuer International, Inc., a Nevada corporation (the “Company”). The Company’s principal executive offices are located at Neiwei Road, Fulaerji District, Qiqihar, Heilongjiang, P.R.C. 161041.

Item 2.	Identity and Background.

(a) This Schedule 13D is being jointly filed by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transactions described in Item 4 of this Schedule 13D.

This Schedule 13D also amends and supersedes the Schedule 13D filed on February 15, 2013 by Li Zhang, Oriental Agriculture Co., Ltd., Xi Liu, Trade Ever Holdings Limited, Li Guo Li and Faith Origins Limited with the United States Securities and Exchange Commission (the “SEC”).

Except as expressly otherwise set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

(b) The principal business address of each of Mr. Li Zhang (“Mr. Zhang”) and Ms. Yuhua Liu is c/o Fuer International, Inc., Neiwei Road, Fulaerji District, Qiqihar, Heilongjiang Province, P.R.C. 161041.

The principal business address of each of Oriental Agriculture Co., Ltd. and Trade Ever Holdings Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. The principal business address of each of Faith Origins Limited and Virtue World Limited is Limited Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.

The principal business address of Allied Merit International Investment Inc. (“Allied”) is 802, 8/F Eton Tower, Hysan Ave., Causeway Bay, Hong Kong.

The principal business address of Mr. Qiuli Zhao is Group 3, Beixing Street Yuanyi Wei, Fula Er’ji District, Qiqi Ha’er City, Heilongjiang Province, China.

The principal business address of Ms. Shuxian Liu is Group 252, Hongwei Street Fanhua Wei, Fula Er’ji District, Qiqi Ha’er City, Heilongjiang Province, China.

The principal business address of Mr. Heping Gao is Group 250, Dongfeng Wei, Fula Er’ji District, Qiqi Ha’er City, Heilongjiang Province, China.

The principal business address of Mr. Pingfang Han is Group 6, Zhonghe Cun, Xihe Zhen, Keshan County, Heilongjiang Province, China.

The principal business address of Mr. Guobin Tan is No. 11-2-6-1, Hong’an Wei, Fula Er’ji District, Qiqi Ha’er City, Heilongjiang Province, China.

The principal business address of Mr. Hailong Cao is Group 3, Dawopu Cun, Dashuangmiao Xiang, Ningcheng County, Chifeng City, Neimenggu Auto-governance Region, China.

The principal business address of Mr. Jinquan Shi is Group 2, Yikenzhong Cun, Dashuangmiao Xiang, Ningcheng County, Chifeng City, Neimenggu Auto-governance Region, China.

The principal business address of Mr. Xixian Dong is Fuli Qu, Chinese No. 10 Metallurgy Construction Company, Huayin City, Shanxi Province, China.

The principal business address of Mr. Houyun Yang is Ji Ti No. 12, Xiao Ying East Road, Qing He, Haidian District, Beijing, China.

The principal business address of Mr. Shunxiang Xun is 255 Zu, Fansheng Wei, Fulaerji District, Qiqihar City, Heilongjiang Province, China.

The principal business address of Ms. Xiuli He is No. 9-2, 2 Danyuan,1 Zhuang, 3 Hao, Baiguo Road, Fuling District, Chongqing, China.

The principal business address of Ms. Xiaoling Yu is C21, Kinglong International Building, No.9, Fulin Rd. Chaoyang District, Beijing, China.

(c) Mr. Zhang has been the CEO of the Company since June 2010 and the Chairman of the Company since December 2010. Since 2003, Mr. Zhang has been the Chairman and CEO of Qiqihar Fuer Agronomy Inc., the variable interest entity controlled by the Company through a series of agreements. The Company is primarily engaged in manufacturing and supplying seeds and fertilizer products in northeastern China.

Allied’s principal business is to provide banking and financial services to companies based in Asia.

None of Oriental Agriculture Co., Ltd., Trade Ever Holdings Limited, Faith Origins Limited and Virtue World Limited has conducted any business other than holding the applicable shares of Common Stock.

Ms. Yuhua Liu is a director and officer of the Company.

Mr. Qiuli Zhao is a seed breeding specialist of the Company.

Ms. Shuxian Liu is the director of the human resources department of the Company.

Mr. Heping Gao is the manager of the seed processing plant of the Company.

Mr. Pingfang Han is the manager of the logistics department of the Company.

Mr. Guobin Tan is a soybean breeding specialist of the Company.

Mr. Hailong Cao is the director of the procurement department of the Company.

Mr. Jinquan Shi is the manager of corporate staff of the Company.

Mr. Xixian Dong is retired.

Each of Mr. Houyun Yang, Mr. Shunxiang Xun, Ms. Xiuli He and Ms. Xiaoling Yu is an employee of Allied.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Mr. Li Zhang, Ms. Yuhua Liu, Mr. Qiuli Zhao, Ms. Shuxian Liu, Mr. Heping Gao, Mr. Pingfang Han, Mr. Guobin Tan, Mr. Hailong Cao, Mr. Jinquan Shi, Mr. Xixian Dong, Mr. Houyun Yang, Mr. Shunxiang Xun, Ms. Xiuli He and Ms. Xiaoling Yu is a citizen of the People’s Republic of China. Each of Oriental Agriculture Co., Ltd., Trade Ever Holdings Limited, Faith Origins Limited, Allied Merit International Investment Inc. and Virtue World Limited is a company incorporated in the British Virgin Islands.

Item 3.	Source and Amount of Funds or Other Considerations.

On March 8, 2013, the Reporting Persons and Fuer Merger Newco Ltd. (“Newco”), a Nevada corporation newly formed by the Reporting Persons for the purpose of effecting the Merger, filed a Schedule 13E-3 (the “Schedule 13E-3”) with the SEC announcing their intention to cause Newco to merger with the Company in a “short-form” merger under Section 92A.180 of the Nevada Revised Statute (the “Merger”). Pursuant to a Contribution Agreement by and between the Reporting Persons and Newco dated as of March 8, 2013 and attached hereto as Exhibit 99.2 (the “Contribution Agreement”), the Reporting Persons agreed to contribute their shares of Common Stock to Newco, whereupon Newco will hold approximately 97% of the outstanding shares of Common Stock. The Reporting Persons intend to cause the Merger to be completed immediately following the contribution of the shares of Common Stock to Newco. Upon the effective date of the Merger, each share of Common Stock (other than shares held by Newco, shares held in treasury and shares with respect to which dissenters’ rights have been properly exercised and not withdrawn or lost) will be cancelled and automatically converted into the right to receive $1.29 in cash, without interest. The total amount of funds expected to be required by Newco to pay the aggregate merger consideration for the outstanding shares of Common Stock (other than shares held by Newco, shares held in treasury and shares with respect to which dissenters’ rights have been properly exercised and not withdrawn or lost), and to pay related fees and expenses, is estimated to be approximately $660,000. Because Mr. Zhang, one of the Reporting Persons, has agreed to provide the necessary funding for the Merger to Newco from cash on hand pursuant to the Contribution Agreement, Newco has not arranged for any alternative financing arrangements. The Merger will not be subject to any financing conditions

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.

As provided in the Schedule 13E-3 filed by the Reporting Persons and Newco on March 8, 2013, the Reporting Persons intend to cause Newco to merge with the Company, with the Company being the surviving corporation of the Merger, as a means of acquiring all of the other shares of Common Stock not owned directly or indirectly by the Reporting Persons and providing a source of immediate liquidity to the holders of such shares of Common Stock. Following the Merger, the Reporting Persons will own 100% of the Common Stock. Once the Merger is effective, public trading in the Common Stock on the OTCQB Tier of the OTC Markets will cease. There will no longer be price quotations for the Common Stock and the registration of the Common Stock under the Act will be suspended.

In addition, as provided in the Schedule 13E-3, following the consummation of the Merger the Reporting Persons intend to enter into a shareholders agreement governing their respective rights and interests in the Company and its subsidiaries. Following the consummation of the Merger, the Reporting Persons plan to reorganize the corporate structure of the Company so as to terminate the variable interest entity (“VIE’) status of Qiqihar Fuer Agronomy Inc. (“Qiqihar Fuer”). In connection with this reorganization, and in consideration for the termination of certain agreements between Allied and the Company and the cancellation of certain warrants held by Allied, Mr. Zhang plans to transfer approximately 15% equity ownership in Qiqihar Fuer to Allied.

The Schedule 13E-3 and the Contribution Agreement are incorporated by reference into this Item 4 and any description hereof is qualified in its entirety by reference thereto.

Other than as described in Item 4 above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The responses of the Reporting Persons to rows (7) through (13) of the cover page of this Schedule 13D are hereby incorporated by reference in this Item 5.

(a) and (b). The calculation of the following percentage is based on 12,958,031 shares of Common Stock outstanding as of March 8, 2013.

Oriental Agriculture Co., Ltd. (“Oriental Agriculture”) directly holds 7,327,749 shares of Common Stock, representing 56.6% of the total issued and outstanding shares. For the purposes of this Schedule 13D, Mr. Zhang, in his capacity as the sole shareholder and sole director of Oriental Agriculture, may be deemed the indirect beneficial owner of such 7,327,749 shares and has the sole voting and dispositive power over such shares. In addition, Mr. Zhang may be deemed the beneficial owner of 555,582 shares of Common Stock owned by his wife, Ms. Yuhua Liu; however, Mr. Zhang disclaims beneficial ownership of such shares held directly by Ms. Yuhua Liu.

As of the date of this Schedule 13D, Trade Ever Holdings Limited (“Trade Ever”) directly holds and has the sole voting and dispositive power over 1,269,884 shares of Common Stock, or approximately 9.8% of the outstanding shares of the Company.

As of the date of this Schedule 13D, Faith Origins Limited (“Faith Origins”) directly holds and has the sole voting and dispositive power over 1,243,968 shares of Common Stock, or approximately 9.6% of the outstanding shares of the Company.

As of the date of this Schedule 13D, Allied Merit International Investment Inc. (“Allied”) directly holds and has the sole voting and dispositive power over 1,018,868 shares of Common Stock, or approximately 7.9% of the outstanding shares of the Company. In addition, as of March 8, 2013, Allied holds currently exercisable Warrants to purchase 873,315 shares of Common Stock at the exercise price of $2.58 per share. Taking into account the 873,315 shares of Common Stock issuable upon the exercise of the Warrants, Allied would be deemed to beneficially own approximately 14.0% of the Common Stock. Pursuant to the Contribution Agreement described in Item 6 below, as of the effectiveness of the Merger, the Warrants will be automatically cancelled and terminated.

As of the date of this Schedule 13D, Virtue World Limited (“Virtue World”) directly holds and has the sole voting and dispositive power over 763,922 shares of Common Stock, or approximately 5.9% of the outstanding shares of the Company.

As of the date of this Schedule 13D, Yuhua Liu directly holds and has the sole voting and dispositive power over 555,582 shares of Common Stock, or approximately 4.3% of the outstanding shares of the Company.

As of the date of this Schedule 13D, Qiuli Zhao directly holds and has the sole voting and dispositive power over 50,000 shares of Common Stock, or approximately 0.4% of the outstanding shares of the Company.

As of the date of this Schedule 13D, Shuxian Liu directly holds and has the sole voting and dispositive power over 50,000 shares of Common Stock, or approximately 0.4% of the outstanding shares of the Company.

As of the date of this Schedule 13D, Heping Gao directly holds and has the sole voting and dispositive power over 40,000 shares of Common Stock, or approximately 0.3% of the outstanding shares of the Company.

As of the date of this Schedule 13D, Pingfang Han directly holds and has the sole voting and dispositive power over 10,000 shares of Common Stock, or approximately 0.1% of the outstanding shares of the Company.

As of the date of this Schedule 13D, Guobin Tan directly holds and has the sole voting and dispositive power over 50,000 shares of Common Stock, or approximately 0.4% of the outstanding shares of the Company.

As of the date of this Schedule 13D, Hailong Cao directly holds and has the sole voting and dispositive power over 16,149 shares of Common Stock, or approximately 0.1% of the outstanding shares of the Company.

As of the date of this Schedule 13D, Jinquan Shi directly holds and has the sole voting and dispositive power over 30,000 shares of Common Stock, or approximately 0.2% of the outstanding shares of the Company.

As of the date of this Schedule 13D, Xixian Dong directly holds and has the sole voting and dispositive power over 60,074 shares of Common Stock, or approximately 0.5% of the outstanding shares of the Company.

As of the date of this Schedule 13D, Houyun Yang directly holds and has the sole voting and dispositive power over 54,063 shares of Common Stock, or approximately 0.4% of the outstanding shares of the Company.

As of the date of this Schedule 13D, Shunxiang Xun directly holds and has the sole voting and dispositive power over 20,000 shares of Common Stock, or approximately 0.2% of the outstanding shares of the Company.

As of the date of this Schedule 13D, Xiuli He directly holds and has the sole voting and dispositive power over 6,000 shares of Common Stock, or approximately 0.1% of the outstanding shares of the Company.

As of the date of this Schedule 13D, Xiaoling Yu directly holds and has the sole voting and dispositive power over 3,000 shares of Common Stock, or approximately 0.02% of the outstanding shares of the Company.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has effected any transaction in the Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is hereby incorporated by reference.

Contribution Agreement. On March 8, 2013, the Reporting Persons entered into the Contribution Agreement with Newco. Pursuant to the Contribution Agreement, the Reporting Persons have agreed to contribute immediately prior to the Merger an aggregate of 12, 569,259 shares of the Common Stock, or approximately 97% of the total shares of the Common Stock outstanding, to Newco. In consideration for the Reporting Persons’ contribution of their shares of Common Stock to Newco, Newco will issue shares of its common stock to the Reporting Persons in proportion to their contributed shares of Common Stock.

The foregoing descriptions of the terms of the Contribution Agreement are qualified in their entirety by reference to the full texts of such agreement attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, by and between the Reporting Persons, dated March 8, 2013.

99.2	Contribution Agreement, by and between the Reporting Persons and Newco, dated March 8, 2013 (incorporated herein by reference to Exhibit (d) to the Schedule 13E-3 filed by the Reporting Persons and Newco on March 8, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2013

LI ZHANG

/s/ Li Zhang
Li Zhang

YUHUA LIU

/s/ Yuhua Liu
Yuhua Liu

ORIENTAL AGRICULTURE CO., LTD.

	By:	/s/ Li Zhang
Name: Li Zhang
Title: Sole Director

TRADE EVER HOLDINGS LIMITED

	By:	/s/ Xi Liu
Name: Xi Liu
Title: Sole Director

FAITH ORIGINS LIMITED

	By:	/s/ Li Guo Li
Name: Li Guo Li
Title: Sole Director

QIULI ZHAO

/s/ Qiuli Zhao
Qiuli Zhao

SHUXIAN LIU

/s/ Shuxian Liu
Shuxian Liu

HEPING GAO

/s/ Heping Gao
HepingGao

PINGFANG HAN

/s/ Pingfang Han
Pingfang Han

GUOBIN TAN

/s/ Guobin Tan
Guobin Tan

HAILONG CAO

/s/ Hailong Cao
Hailong Cao

JINQUAN SHI

/s/ Jinquan Shi
Jinquan Shi

ALLIED MERIT INTERNATIONAL INVESTMENT INC.

By:	/s/ Gang Liu
Name: Title:	Gang Liu Sole Director

VIRTUE WORLD LIMITED

By:	/s/ Liping Zhang
Name: Title:	Liping Zhang Sole Director

XIXIAN DONG

/s/ Xixian Dong
Xixian Dong

HOUYUN YANG

/s/ Houyun Yang
Houyun Yang

SHUNXIANG XUN

/s/ Shunxiang Xun
Shunxiang Xun

XIULI HE

/s/ Xiuli He
Xiuli He

XIAOLING YU

/s/ Xiaoling Yu
Xiaoling Yu